Exhibit 16.1

March 3, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated February 28, 2025, of QuidelOrtho Corporation and are in agreement with the statements contained in the last sentence of the first paragraph and the second, third and fourth paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP